SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2003

NASPERS LIMITED

(Translation of registrant's name into English)

Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❑

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑   **No**: ☒

EXHIBIT LIST

Exhibit	Description	Sequential Page number
*	Press Release, Naspers Limited announces preliminary results for the year ended 31 March 2003, dated 24 June 2003	
*	Formal announcement - Naspers Limited preliminary results for the year ended 31 March 2003, dated 24 June 2003	
*	Declaration of dividend no. 74, dated 24 June 2003	



Naspers Limited
(Registration number 1925/001431/06)
ISIN ZAE000015889   JSE share code: NPN
("Naspers")

Preliminary Report

Summary of the audited results of the Naspers group
for the year ended 31 March 2003:

Naspers' mission is to build

shareholder value by

operating subscriber management platforms that provide content,
services and means of communication to paying users;
to license related technololgies and to be

useful to the communities we serve

Abridged Income Statement

	Year ended 31 March 2003 R'm	Year ended 31 March 2002 R'm
Revenue	11 187	9 837
Earnings before interest, tax, depreciation and amortisation (Ebitda)	1 191	709
Depreciation	(664)	(636)
Operating profit before amortisation and impairment	527	73
Amortisation	(342)	(374)
Impairment of programme rights	(155)	–
Operating profit/(loss)	30	(301)
Finance costs	(223)	(412)
Share of equity-accounted results	169	158
Income from investments	–	4
Exceptional items	61	5
Profit/(Loss) before tax	37	(546)
Tax	(159)	(148)
Minority interest	(162)	328
Net loss from continuing operations	(284)	(366)
Loss from discontinuing operations	(141)	(605)
Profit/(Loss) arising on discontinuance of operations	751	(952)
Net income/(loss) attributable to shareholders	326	(1 923)
Earnings/(Loss) per N ordinary share (cents)	185	(1 320)
Headline loss per N ordinary share (cents)	(19)	(313)
Headline earnings/(loss) per N ordinary share from continuing operations (cents)	1	(162)
Core headline loss per N ordinary share (cents)	(63)	(120)
Fully-diluted earnings/(loss) per N ordinary share (cents)	185	(1 320)
Proposed dividend per N ordinary share (cents)	30	25
Proposed dividend per A ordinary share (cents)	6	5
Number of shares issued ('000)		
– at year-end	258 151	148 084
– weighted average	176 556	145 692
– fully-diluted weighted average	182 161	151 297

Abridged Balance Sheet

	31 March 2003 R'm	31 March 2002 R'm
ASSETS		
Non-current assets	6 904	10 108
Property, plant and equipment	3 592	4 502
Goodwill and other intangibles	2 225	3 614
Investments and loans	734	1 424
Programme and film rights	227	509
Deferred tax	126	59
Current assets	5 276	6 538
TOTAL ASSETS	12 180	16 646
EQUITY AND LIABILITIES		
Share capital and reserves	3 511	1 386
Minority interest	301	4 364
Non-current liabilities	3 097	5 118
Transmission equipment and other leases	2 277	3 032
Loans – interest bearing	412	1 528
– non-interest bearing	191	365
Post-retirement medical liabilities	146	126
Deferred tax	71	67
Current liabilities	5 271	5 778
TOTAL EQUITY AND LIABILITIES	12 180	16 646
Net asset value per N ordinary share (cents)	1 360	936

Abridged Statement of Changes in Equity

	Year ended 31 March 2003 R'm	Year ended 31 March 2002 R'm
Balance at beginning of year	1 386	2 553
Movement in treasury shares	(731)	3
Share capital and premium issued	3 395	227
Foreign currency translation	(828)	556
Adjustments to prior-year goodwill	–	8
Net income/(loss) attributable to shareholders	326	(1 923)
Dividends	(37)	(38)
Balance at end of year	3 511	1 386

Abridged Cash Flow Statement

	Year ended 31 March 2003 R'm	Year ended 31 March 2002 R'm
Cash generated by continuing operations	1 406	228
Cash utilised in discontinuing operations	(277)	(574)
Dividends paid	(63)	(38)
Cash flow from operating activities	1 066	(384)
Cash flow from investment activities	234	(1 088)
Cash flow from financing activities	(637)	819
Net movement in cash and cash equivalents	663	(653)

Analysis of Exceptional Items

	Year ended 31 March 2003 R'm	Year ended 31 March 2002 R'm
Profit/(Loss) on sale of investments	127	(25)
(Loss)/Profit on dilution of interests in investments	(1)	53
Asset impairments and write-offs	(65)	(23)
	61	5

Calculation of Headline Loss

	Year ended 31 March 2003 R'm	Year ended 31 March 2002 R'm
Net income/(loss) attributable to shareholders	326	(1 923)
Adjusted for:		
– (profit)/loss arising on discontinuance of operations	(751)	952
– exceptional items after tax and minorities	29	91
– write-off of programme rights	70	–
– amortisation of goodwill after minorities	293	423
Headline loss	(33)	(457)
Loss from discontinuing operations	35	221
Headline profit/(loss) from continuing operations	2	(236)
Adjusted for:		
– forex translation differences	(86)	(9)
– creation of deferred tax assets	(58)	10
– amortisation of intangible assets	31	60
Core headline loss	(111)	(175)

Supplementary Information

	31 March 2003 R'm	31 March 2002 R'm
Dividends received	–	4
Finance costs	223	412
– interest received	(123)	(86)
– interest paid	560	523
– net foreign exchange differences	(214)	(25)
Investments and loans	734	1 424
– listed investments	619	329
– unlisted investments	115	315
– marketable securities	–	780
Market value of listed investments	1 254	1 573
Directors' valuation of unlisted investments	115	315
Commitments	1 079	1 202
– capital expenditure	110	89
– programme and film rights	782	881
– network and other services commitments	186	202
– decoder commitments	1	30
Operating lease commitments	627	1 351

At year-end, as part of our continuing foreign currency hedging strategy, M-Net and SuperSport ceded foreign exchange contracts totaling US$49,9 million to the group. These contracts have maturities up to 31 March 2005 and are at an average rate of R12,16.

Commentary

GROUP OVERVIEW
During the past year, our group focused on improving margins in its established businesses and driving new ventures to profitability. Relatively fewer new opportunities were developed. Most business units contributed well to improve the group's earnings.

Over the past financial year the following events occurred:

• MIH Limited (MIHL) sold its interest in OpenTV. This transaction was accounted for as a discontinuing operation and a profit of R751 million was recorded. This profit includes the release of foreign currency translation reserves of R673 million.

• The group completed a re-organisation in terms of which the minority interests in MIH Holdings Limited (MIHH) and MIHL were swopped for shares in Naspers itself. The process concluded with the secondary listing of Naspers on the Nasdaq. Goodwill of R1,8 billion, as well as other intangible assets of R0,5 billion, were created on the balance sheet. The latter includes brand names and patents. In terms of South African Generally Accepted Accounting Practice (SA GAAP), this goodwill will be amortised, but with no effect on headline earnings. Intangible assets are also amortised, but this does have the effect of reducing headline earnings.

FINANCIAL REVIEW
Conditions in most markets in which the group operates, remain tough. In this environment, our focus on improving margins in our mature businesses, and driving new ventures to profitability, resulted in operating profits before amortisation and impairment growing to R527 million.

The income statement reflects an amortisation charge of R342 million. Some R276 million of this relates to the amortisation of goodwill and R66 million to the amortisation of other intangible assets. Neither charge had any impact on cash flow.

The write-off of programme rights of R155 million reflects pre-payments to certain Greek football teams to broadcast their matches in the future. Given the confused state of Greek football, this may not be recoverable and the board believes it prudent to provide for.

Finance costs at R223 million were lower than last year, partially due to lower levels of borrowing in the group. The stronger rand, for which we can claim no credit, resulted in favourable translation gains that reduced finance costs by R214 million (2002: R25 million).

Whilst a firmer rand will be of benefit to our South African units which have foreign currency input costs, the group follows a policy of covering forward its expenses denominated in foreign currency, which will dampen the beneficial impact. In addition, the stronger local currency also resulted in our earnings from our offshore units translating into fewer rand.

Exceptional items total R61 million. This comprises mainly a profit of R121 million on the sale and revaluation of Liberty Media shares and a charge of R67 million for the group's share of SuperSport's impairment of its MIHL shares.

The tax charge of R159 million includes a once-off net credit of R118 million relating to the creation of a deferred tax asset in a group company, as prescribed by SA GAAP.

Cash generated from continuing operations amounted to R1,4 billion. On 31 March 2003, the group had net consolidated cash resources of R2,1 billion and interest-bearing liabilities of R1,0 billion, excluding capitalised satellite and other transmission equipment leases.

Headline earnings from continuing operations amounted to R2 million, compared to a loss of R236 million last year. However, as prescribed by SA GAAP, this headline earnings figure includes the following items which, in the opinion of the board, reduces the utility of this metric as a measure of true operating performance:

Unrealised currency gains	R86 million
Creation of deferred tax assets	R58 million
Amortisation of intangible assets	(R31) million
	R113 million

The group leases satellite capacity, mainly denominated in US dollars. SA GAAP requires that these future liabilities be aggregated and translated to the rand equivalent at year-end, resulting in an unrealised translation gain or loss. We do not believe that this reflects the real world, where additional cost incurred in future years because of currency fluctuations would be recovered by either price increases or cost reductions. Then the creation of a deferred tax asset provides a once-off artificial boost to headline earnings and is unlikely to be repeated in future. On the other hand, the charge relating to the amortisation of intangible assets reflects an accounting convention that has no commercial relevance.

The net impact of the above is that headline earnings from continuing operations was favourably impacted by R113 million, because of prescribed accounting conventions. We believe it may be useful for shareholders to apply a metric such as "core headline earnings" that adjusts for these items, both positive and negative. This could serve as a more dependable yardstick for true operating performance. On this basis, the core headline loss would be R111 million, compared to a loss of R175 million in the prior year.

SEGMENTAL REVIEW
Revenues and operating profits of the key business segments were as follows:

	Revenue			Operating profit before amortisation and impairment		
	2003 R'm	2002 R'm	%	2003 R'm	2002 R'm	%
Continuing operations						
Subscriber platforms						
– pay television	6 329	5 591	13	443	161	175
– internet	894	547	63	(244)	(464)	47
Print media	2 387	2 102	14	296	273	8
Technology	391	475	(18)	49	81	(40)
Book publishing	631	610	3	(20)	22	–
Private education	553	511	8	22	13	69
Corporate services	2	1	100	(19)	(13)	(46)
	11 187	9 837	14	527	73	

	Operating profit		
	2003	2002	
	R'm	R'm	%
Continuing operations			
Subscriber platforms			
– pay television	229	138	66
– internet	(452)	(752)	40
Print media	289	268	8
Technology	14	49	(71)
Book publishing	(24)	20	–
Private education	(7)	(11)	36
Corporate services	(19)	(13)	(46)
	30	(301)	

SUBSCRIBER PLATFORMS

Pay television

In the aggregate, the pay-television subscriber base is mature and grew by only 40 000 households during the year. The group now manages just over two million pay-television subscribers, of whom 67% are on the digital base. As a consequence, pay-television revenues increased by only 13%. A sustained focus on efficiencies, cost management and the migration of subscribers from analogue to the digital services, saw operating profits before amortisation and impairment grow to R443 million.

Africa:

The pay-television market in South Africa is fully mature and we do not expect further growth, although the migration from analogue to digital services continues. Growth opportunities do exist on the rest of the continent. For the continent in aggregate the subscriber base grew to 1,3 million households. M-Net and SuperSport both reported growth in headline earnings.

Mediterranean:

In Greece, the launch of a competing platform in 2001 created confusion and drove up costs significantly. The competitor has now ceased broadcasting and our focus is on driving this business to profitability. Over the past year, our digital service, Nova, added 39 000 subscribers to end the year on 139 000. However, the region closed on 310 000 subscribers, marginally down from last year because of the decline in analogue subscribers. Once the market stabilises and costs are reduced to viable levels, subscriber growth should resume, but risks remain.

Thailand:

UBC in Thailand grew its subscriber base by 24 000 to 437 000 homes. The business, which is equity accounted, reported an operating profit before amortisation of R106 million and is also cash flow positive.

Internet

The internet was our fastest growing business with revenues up by 63%, whilst operating losses before amortisation were almost halved to R244 million.

In Africa, M-Web maintained its leading position with 247 000 subscribers. Research shows that M-Web subscribers now spend 23% more time online than in the previous year, confirming the growing role the internet is assuming in the daily lives of subscribers. A negative element is that the dial-up market in South Africa has stagnated, largely due to the high cost of telephone calls locally.

However, growth occurred in other segments. The consumer e-commerce platform, Kalahari.net, almost doubled revenues to R32 million over the past year. CommerceZone, the procurement platform, assisted the group to cut operating costs. External clients have now joined this online platform.

The group's principal activity in China is an interest in Tencent, an operator of communication, community and wireless services based on its instant-messaging platform "QQ". This is a young business, which, although profitable and cash flow positive, is nonetheless still in a development phase and is constantly refining its business model.

In Thailand, the group has 248 000 subscribers accessing its service on a pre-paid basis and 17 000 on a post-paid billing basis. Growth over the past few months has been encouraging.

Whilst the group's internet business has now reached a critical mass, we anticipate further investment as the industry evolves.

PRINT MEDIA

Most sectors of the South African magazine and newspaper markets are overtraded and the circulation of magazine titles generally remained under pressure. Media24 compensated for this by attention to content quality and cost reduction.

Exceptions are the *Sunday Sun* and *Daily Sun* titles, which were conceived to attract buyers who would otherwise not be regular readers of newspapers. Their formula of content written in a language that their readers find familiar, sold at a price they can afford, is proving popular.

In aggregate, our print media revenues grew by 14% and operating profits by 8%. Financially, the newspaper, printing and distribution divisions contained costs well and performed satisfactorily.

TECHNOLOGY

Globally, the conditional access market faces harsh conditions, placing pressure on margins. These factors, coupled to a stronger rand, led to both revenues and operating profits declining sharply at Irdeto Access.

The group continues to invest in the development of a concept branded Entriq – a service, which allows an operator to sell niche content in a secure mode to subscribers via the internet in such a way that payment could be collected for it.

BOOK PUBLISHING

The book publishing business had a poor year with revenues growing a meagre 3%. This, in addition to the liquidation of CNA and provisioning for stock write-downs, resulted in an operating loss before amortisation of R20 million. This business is being re-organised.

PRIVATE EDUCATION

Educor had a satisfactory year, with modest revenue growth, but operating profits before amortisation growing by 69%. Student enrolments for the current academic year were up on the previous year on most campuses.

DIVIDEND

The board has recommended that the annual dividend be increased to 30 cents (previously 25 cents) per N ordinary share, and 6 cents per unlisted A ordinary share. The dividends are payable to shareholders recorded in the books on 12 September 2003 and will be paid on 15 September 2003. The last date to trade *cum dividend* will be Friday 5 September 2003.

WELKOM SHARE SCHEME

Our economic empowerment scheme, Welkom, was launched in 1998, when equity markets were surging, with 17 000 previously disadvantaged individuals participating. This scheme was scheduled to terminate in September 2003. Given the reduced state of the equity markets at present, the board believes it is in the interest of both the participants and the group that the scheme be extended for a further three years. Further details will be included in the annual report.

PROSPECTS

The year ahead may prove to be adventurous. On the one hand, the South African economy appears in better shape than most, whilst some other markets may start to recover. On the other hand, the global geopolitical scene is unstable and great uncertainty surrounds the course the Sars epidemic will take. All of these factors may have fundamental economic consequences for our markets.

Against this background, it would be presumptuous to predict performance for the year ahead. However, we are conscious that each set of economic circumstances offers some opportunities to those who seek them out and adapt fast enough.

As indicated above, the introduction of some accounting standards will result in volatile earnings being reported in future years. We, as a public company, have no choice but to conform to these standards, even if the result is sometimes commercially nonsensical. However, where possible, we will attempt also to report results in a format that shareholders may find easier to follow.

CORPORATE GOVERNANCE

Naspers is committed to the principles advocated in the King Report on Corporate Governance for South Africa 2002 (King II). The directors recognise the need to conduct the business of the enterprise with integrity and in accordance with Generally Accepted Corporate Practices. Accordingly, the board has reviewed King II and the requisite improvements to the group's corporate governance procedures and policies have either been made or are in the process of being implemented. Details of this will be included in the annual report. Additionally, in our new position as a registered company with the American SEC, we will be required to comply with the rules embodied in the Sarbanes-Oxley Act.

ACCOUNTING POLICIES

The accounting policies used in this report comply in all material aspects with statements of SA GAAP and are consistent with those applied in the prior year. A copy of the unqualified audit opinion of the auditors, PricewaterhouseCoopers Inc., is available for inspection at the registered office of the company.

On behalf of the board:

Ton Vosloo
Chairman

Koos Bekker
Managing director

24 June 2003

DIRECTORS

T Vosloo (chairman), JF Malherbe (vice-chairman), JP Bekker (managing director), JJM van Zyl, E Botha, LM Taunyane, LN Jonker, NP van Heerden, SJZ Pacak, BJ van der Ross, GJ Gerwel, HSS Willemse.

COMPANY SECRETARY

GM Coetzee

Transfer secretaries:

Ultra Registrars Limited, Fifth Floor, 11 Diagonal Street, JOHANNESBURG, 2001

(PO Box 4844, Johannesburg, 2000)

Registered office: 40 Heerengracht, CAPE TOWN, 8001

(PO Box 2271, Cape Town, 8000)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Naspers Limited

Date: June 24, 2003 by

By: /s/ Stephan J. Z. Pacek

Name: Stephan J. Z. Pacek
Title: Director